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                                                                  EXHIBIT (g)(5)

FOR IMMEDIATE RELEASE


Contacts:   Robert J. Shiver, Chairman and CEO          Joel Pomerantz
            Intek Global Corporation                    The Dilenschneider Group
            (212) 949-4200                              (212) 922-0900


                 LAWSUITS AGAINST INTEK GLOBAL WILL BE SETTLED;
                    TENDER OFFER SHARE PRICE TO BE INCREASED


NEW YORK CITY, July 13, 1999 -- Intek Global Corporation (NASDAQ; IGLC), an international provider of spectrum-efficient wireless technology, products and services, today announced that the plaintiffs in three class action lawsuits, related to a tender offer for the outstanding shares of the company made by Securicor plc, have elected not to withdraw from the previously announced proposed settlement.

         The tender offer price and merger consideration will be increased from $2.75 cash per share to $3.0125 cash per share, and a revised merger agreement will be signed.

         The tender offer, which commenced June 16, will now be extended to a date expected to fall during the first week of August, and an amended Offer to Purchase from Securicor plc will be distributed to all shareholders.


                                      # # #

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.